U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                Sec. File Number 0-9624 Cusip Number 460491 80 6

                                   [Check One]

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form -SAR

                      For the Period Ended:

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR
              For the Transition Period Ended _____________________
--------------------------------------------------------------------------------
             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
           Nothing in this form shall be constructed to imply that the
            Commission has verified any information contained herein
         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant        International Thoroughbred Breeders, Inc.
--------------------------------------------------------------------------------
Former Name If Applicable
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                               1105 N. Market St., Suite 1300
--------------------------------------------------------------------------------
City, State and Zip Code

                               Wilmington, DE 19899
--------------------------------------------------------------------------------
PART II - RULES 12b-25[b] and [c]
--------------------------------------------------------------------------------
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]

[X][a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X][b] The subject annual report,  semi-annual report, transition report on From
     10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ][c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED
--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

     [1] Name and telephone number of person to contact in regard to this notification

           Francis W. Murray                 302                427-7599
         --------------------------     ---------------       --------------
              [Name]                      [Area Code]        [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s]. [ X ] Yes
          [ ] No

     [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------
                    International Thoroughbred Breeders, Inc.
--------------------------------------------------------------------------------
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date                         By/s/Francis W. Murray
April 2,2007                   --------------------
                                  President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intetional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                 Form 10-K for the year ended December 31, 2006

Part III - Narrative

     On December 4 and on December 7, 2006, the Company and 6 of its subsidiaries filed voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida. The Registrant is unable to complete the preparation of the Form 10-K report on a timely basis due to additional and unusual administrative work loads as a result of the Bankruptcy filing.

Part IV - Other Information

     The Registrant anticipates reporting a net (Loss) in the range of ($25 million) to ($27 million) for the year ended December 31, 2006, as compared to a net (Loss) of approximately ($15.5 million) for the six months ended December 31, 2005. The anticipated net (Loss) was primarily caused by 1) the carrying and operational costs of the Big Easy vessel of approximately $4.7 million before interest expense; 2) recording an impairment loss on the two Cherry Hill Notes of approximately $9.4 million; 3) interest and financing expenses of approximately $10.6 million on our PDS financing, charter hire fees, and the costs warrants issued to our creditors; 4) recording an impairment in the amount of approximately $2.5 million for loans the Company advanced to a real estate project for the development of a golf course in Southern California, its related accrued interest and accrued interest on loans we have made to a real estate project in Fort Lauderdale, FL; 5) carrying costs of the Royal Star vessel of approximately $1.6 million; 6) general corporate and other development costs of approximately $2.8 million; 7) depreciation expense of $2.9 million, partially offset by the operating income before interest expense on the Palm Beach Princess operation of approximately $5.5 million. During the comparative twelve month period ended December 31, 2005 the Palm Beach Princess recorded a profit before interest expense of approximately $5.9 million.

     Under Chapter 11, the Company is operating its businesses as a debtor-in-possession ("DIP") under court protection from creditors and claimants. Since the Chapter 11 filing, all orders sufficient to enable the Company to conduct normal business activities, have been entered by the bankruptcy court. While the Company is subject to Chapter 11, all transactions not in the ordinary course of business require the prior approval of the bankruptcy court.

     As a consequence of the Chapter 11 filing, pending litigation against the Company is generally stayed, and no party may take any action to collect its pre-petition claims except pursuant to order of the bankruptcy court. April 6, 2007 will be the last date by which holders of pre-filing date claims against the Debtors can file such claims.

     The Company is negotiating with various parties for the sale of particular assets, deployment of the Big Easy vessel and the re-financing of the PDS debt. The outcome of any of these actions or our Chapter 11 filing cannot be predicted at this time.